February 23, 2017 Via EDGAR U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0805 F: +1 202.637.3593 harrypangas@ eversheds-sutherland.com

Re:	Alcentra Capital Corporation – Registration Statement on Form N-2 Filed on February 23, 2017

Dear Sir/Madam:

On behalf of Alcentra Capital Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s shelf registration statement on Form N-2 (File No. 333-213193) initially filed on August 18, 2016 and declared effective on November 3, 2016, except for (i) the inclusion of additional selling stockholder shares being registered for resale under the Registration Statement, and (ii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended September 30, 2016, together with disclosure relating thereto.

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Please call me at (202) 383-0805 or Steven B. Boehm at (202) 383-0176 if you have any questions or comments regarding the foregoing or if you would like a courtesy copy of the Registration Statement.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Paul J. Echausse / Alcentra Capital Corporation Steven B. Boehm / Eversheds Sutherland (US) LLP

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